UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: December 15, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: December 15, 2008	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release                                                                                Date:  December 15, 2008
08-40-TC

Teck Announces Temporary Shutdown of Pend Oreille Zinc Mine

Vancouver BC - Teck Cominco Limited (TSX: TCK.A and TCK.B, NYSE: TCK) today announced that due to reduced metal demand and the persistent weakness in zinc prices, it will temporarily shut its Pend Oreille Operations near Metaline Falls, Washington.

The temporary shutdown is an extension of a recent decision to reduce refined zinc production at Teck’s Trail Operations, the primary customer of Pend Oreille’s mine production.

“The temporary shutdown of the Pend Oreille mine is a difficult decision, but we must act prudently to balance production with declining zinc demand,” said Mike Agg, Senior Vice President, Zinc. “The employees at Pend Oreille have worked diligently to make the operation competitive and they are to be commended. However, today’s announcement is a reflection of the challenging business environment we face.   We recognize the impact of this temporary closure on the employees and the community and we will do our best to assist in the transition.”

The Pend Oreille mine and mill complex will continue to operate for the next two months. The operation will then move to a care and maintenance status to ensure it meets all permit requirements and is in prime condition to return to production when market conditions improve. Approximately 165 employees at Pend Oreille will receive severance and other benefits.

The Pend Oreille decision follows a series of corporate actions announced in late November designed to facilitate debt repayment and position Teck to effectively manage its business in the face of deteriorating global economic conditions.

Teck restarted the Pend Oreille mine in 2004. Since that time, the mine has produced 170,000 tonnes of zinc metal contained in concentrate. The mine is owned and operated by Teck Washington Incorporated, a wholly owned subsidiary of Teck Cominco Limited.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario) and comparable legislation in other jurisdictions. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur, or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include statements as to management’s plans concerning the reduction and refinancing of debt incurred in connection with the acquisition of the assets of Fording, and management’s expectations with respect to Teck’s future cash flows. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, credit market conditions, and future actions of contractual counterparties and taxation authorities. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to, risks relating to changes in interest and currency exchange rates, changes in general economic conditions or conditions in commodities, credit and financial markets, operational risks common to Teck’s mining and processing operations and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc, gold and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at www.teckcominco.com.

For further information, please contact:

Investor Relations Contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Cominco Limited

(604) 699-4014

email: greg.waller@teck.com

Media Contact:

Sarah Goodman

Director, Corporate Affairs

Teck Cominco Limited

(604) 699 4407

email: sarah.goodman@teck.com

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